Exhibit 99.1

Xinyuan Real Estate Co., Ltd. and Subsidiaries

F-1

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014 (AUDITED)

AND JUNE 30, 2015 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

	Notes	December 31, 2014	June 30, 2015
		US$	US$
		(Audited)	(Unaudited)
ASSETS

Current assets
Cash and cash equivalents		140,494,754	159,843,700
Restricted cash		368,874,458	281,584,715
Short-term investments	3	6,008,477	7,678,862
Accounts receivable		15,456,502	26,237,714
Other receivables		134,818,502	156,099,846
Restricted deposit		69,357,738	69,419,000
Deposits for land use rights		299,739,435	160,298,351
Other deposits and prepayments		152,289,464	218,385,115
Advances to suppliers		29,786,612	52,322,947
Real estate property held for sale	4	1,185,217	-
Real estate property development completed		12,308,999	11,518,328
Real estate property under development (including real estate property under development of the consolidated variable interest entities (“Consolidated VIEs”) to be used only to settle obligations of the Consolidated VIEs of US$548,404,278 and US$556,441,991 as of December 31, 2014 and June 30, 2015, respectively)	4	1,714,575,052	2,097,123,391
Amounts due from related party	10	125,374,349	81,998,191
Amounts due from employees	10	50,057	1,638,292
Other current assets		139,043	236,308

Total current assets		3,070,458,659	3,324,384,760

Real estate properties held for lease, net		69,223,748	77,309,763
Deposits for land use rights		-	3,271,395
Property and equipment, net		46,475,725	44,230,890
Other long-term investment	5	241,648	32,955,598
Investment in joint venture		4,225,629	4,708,940
Deferred tax assets		13,641,608	13,974,890
Deferred charges		16,677,352	16,358,974
Other assets		10,581,865	11,026,622

TOTAL ASSETS		3,231,526,234	3,528,221,832

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014 (AUDITED)

AND JUNE 30, 2015 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

	Notes	December 31, 2014	June 30, 2015
		US$	US$
		(Audited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable (including accounts payable of the Consolidated VIEs without recourse to the primary beneficiary of US$40,259,520 and US$42,319,413 as of December 31, 2014 and June 30, 2015, respectively)		351,505,821	366,096,834
Short-term bank loans and other debt (including short-term bank loans and other debt of the Consolidated VIEs without recourse to the primary beneficiary of US$65,370,159 and nil as of December 31, 2014 and June 30, 2015, respectively)	6	293,449,741	204,924,699
Customer deposits (including customer deposits of the Consolidated VIEs without recourse to the primary beneficiary of nil and US$40,433,345 as of December 31, 2014 and June 30, 2015, respectively)		107,163,398	152,586,447
Income tax payable (including income tax payable of the Consolidated VIEs without recourse to the primary beneficiary of US$517,631 and US$646,896 as of December 31, 2014 and June 30, 2015, respectively)		62,429,274	61,885,202
Deferred tax liabilities		91,202,159	108,703,501
Other payables and accrued liabilities (including other payables and accrued liabilities of the Consolidated VIEs without recourse to the primary beneficiary of US$5,769,652 and US$7,161,461 as of December 31, 2014 and June 30, 2015, respectively)		74,088,090	77,281,321
Payroll and welfare payable (including payroll and welfare payable of the Consolidated VIEs without recourse to the primary beneficiary of US$1,744,275 and US$114,042 as of December 31, 2014 and June 30, 2015, respectively)		18,456,857	3,594,165
Current portion of long-term bank loans and other debt (including current portion of long-term bank loans and other debt of the Consolidated VIEs without recourse to the primary beneficiary of nil and US$199,227,951 as of December 31, 2014 and June 30, 2015, respectively)	7,8	586,841,245	687,025,109
Mandatorily redeemable non-controlling interests	2(a)	4,486,027	4,089,244
Current maturities of capital lease obligations		3,010,201	3,256,159

Total current liabilities		1,592,632,813	1,669,442,681

Long-term bank loans	7	52,296,127	84,598,273
Deferred tax liabilities		9,825,083	14,404,114
Unrecognized tax benefits	9	14,005,004	11,258,770
Other long-term debt (including other long-term debt of the Consolidated VIEs without recourse to the primary beneficiary of US$69,050,361 and US$86,037,686 as of December 31, 2014 and June 30, 2015, respectively)	8	576,204,491	745,256,672
Capital lease obligations, net of current maturities		23,499,642	21,632,336
Mandatorily redeemable non-controlling interests (including mandatorily redeemable non-controlling interests of the Consolidated VIEs without recourse to the primary beneficiary of nil and US$654,279 as of December 31, 2014 and June 30, 2015, respectively)	2(a)	2,451,381	3,762,104

Total liabilities		2,270,914,541	2,550,354,950

Commitments and contingencies	14	-	-

Shareholders’ equity
Common shares, US$0.0001 par value:
Authorized-500,000,000; shares issued and outstanding- 147,059,802 shares for June 30, 2015 (December 31, 2014: 147,019,802 shares)	11	15,831	15,835
Treasury shares	11	(20,696,268)	(20,696,268)
Additional paid-in capital		530,670,112	530,360,062
Statutory reserves		72,829,487	72,821,140
Retained earnings		273,254,963	290,560,891
Accumulated other comprehensive income	15	104,557,008	104,824,946

Total Xinyuan Real Estate Co., Ltd. shareholders’ equity		960,631,133	977,886,606

Non-controlling interest		(19,440)	(19,724)

Total equity		960,611,693	977,866,882

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		3,231,526,234	3,528,221,832

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2014, AND 2015 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

		Six months ended June 30,
	Notes	2014	2015
		US$	US$
		(Unaudited)	(Unaudited)
Revenue:
Real estate sales, net of sales taxes of US$22,525,960 for the six months ended June 30, 2014 and US$25,558,801 for the six months ended June 30, 2015		381,174,422	428,135,015
Real estate lease income		1,127,431	2,800,637
Other revenue		10,933,770	10,848,053

Total revenue		393,235,623	441,783,705

Costs of revenue:
Cost of real estate sales		(277,296,260)	(321,290,535)
Cost of real estate lease income		(1,722,011)	(1,549,902)
Other costs		(11,589,924)	(10,018,513)

Total cost of revenue		(290,608,195)	(332,858,950)

Gross profit		102,627,428	108,924,755
Selling and distribution expenses		(13,637,694)	(18,647,331)
General and administrative expenses		(42,751,303)	(44,793,444)

Operating income		46,238,431	45,483,980
Interest income		3,957,696	11,910,810
Interest expense		(16,058,017)	(9,956,249)
Net realized gain on short-term investments		496,839	762,469
Unrealized loss on short-term investments		(90,056)	19,156
Other income		3,109,124	4,721,643
Share of loss in an equity investee		(418,304)	478,394

Income from operations before income taxes		37,235,713	53,420,203

Income taxes		(15,763,194)	(28,747,037)

Net income		21,472,519	24,673,166
Net income attributable to non-controlling interest		-	(267)

Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders		21,472,519	24,672,899

Earnings per share:
Basic	12	0.14	0.17
Diluted	12	0.13	0.17

Shares used in computation:
Basic	12	154,136,492	147,035,708
Diluted	12	180,094,704	147,238,151

Other comprehensive income/(loss), net of tax
Foreign currency translation adjustments	15	(10,031,489)	267,938

Comprehensive income		11,441,030	24,941,104
Less: comprehensive income attributable to non-controlling interest		-	-

Comprehensive income attributable to Xinyuan Real Estate Co., Ltd. shareholders		11,441,030	24,941,104

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2015 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

	Six months ended June 30,
	2014	2015
	US$	US$
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	21,472,519	24,673,166
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,355,397	4,075,323
Stock-based compensation expenses	1,315,966	1,655,456
Changes in unrecognized tax benefit		(2,748,906)
Deferred tax expense	23,103,464	24,577,527
Share of loss/(income) in an equity investee	418,304	(478,394)
Amortization of deferred charges	711,109	791,266
Net realized gain on trading securities	(496,839)	(617,576)
Unrealized loss/(gain) on trading securities	90,056	(19,156)
Proceeds from disposal of trading securities	20,950,606	22,827,583
Purchase of trading securities	(22,114,535)	(17,872,929)
Others	37,301	734,829

Changes in operating assets and liabilities:
Accounts receivable	(22,848,121)	(10,740,962)
Real estate property held for sale	2,553,662	1,185,217
Real estate property development completed	7,486,676	750,886
Real estate property under development	(612,131,360)	(377,225,106)
Real estate properties held for lease	(4,312,119)	(9,273,066)
Advances to suppliers	(10,210,152)	(22,460,803)
Other receivables	(78,044,639)	(21,089,249)
Deposits for land use rights	74,129,387	136,097,551
Other deposits and prepayments	(12,226,442)	(65,808,140)
Other current assets	(192,794)	(97,290)
Amounts due from employees	(656,159)	(1,584,316)
Amount due from related parties	(1,303,374)	43,367,400
Other assets	(1,519,811)	686,286
Accounts payable	58,174,526	14,298,514
Customer deposits	19,372,470	45,216,467
Income tax payable	(63,396,065)	(597,035)
Other payables and accrued liabilities	(6,700,973)	3,128,173
Payroll and welfare payable	(15,551,247)	(14,842,675)

Net cash provided by/(used in) operating activities	(618,533,187)	(221,389,959)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2015 (UNAUDITED) (Continued)

	Six months ended June 30,
	2014	2015
	US$	US$
	(Unaudited)	(Unaudited)
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of properties held for lease and property and equipment	119,056	12,485
Purchase of property and equipment	(2,689,526)	(1,979,531)
Purchase of available-for-sale securities	-	(6,137,451)
Acquisition of other long-term investment	-	(32,633,171)

Net cash used in investing activities	(2,570,470)	(40,737,668)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	1,080,530	27,830
Purchase of treasury shares	(11,421,722)	-
Repurchase of shares under Restricted Stock Unit (“RSU”) plan	-	(2,067,127)
Dividends to shareholders	(7,827,136)	(7,375,851)
Increase in restricted cash	(58,296,675)	87,365,781
Repayments of short-term bank loans and current portion of long-term bank loans	(71,656,074)	(201,485,778)
Proceeds from short-term bank loans and current portion of long-term bank loans	326,120,430	265,216,598
Repayment of long-term bank loans	-	(24,474,878)
Proceeds from long-term bank loans	27,025,842	71,336,111
Repayment of other short-term debt		(163,165,853)
Proceeds from other short-term debt	97,753,038	24,474,878
Repayment of other long-term debt	-	(3,820,308)
Proceeds from other long-term debt	119,698,595	239,926,458
Capital lease payments	(1,350,286)	(1,640,702)
Repayment of redeemable non-controlling interests		(399,756)
Proceeds from redeemable non-controlling interests	2,842,984	1,305,327
Deferred charges	(10,649,965)	(3,104,812)

Net cash provided by financing activities	413,319,561	282,117,918

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(207,784,096)	19,990,291

Effect of exchange rate changes on cash and cash equivalents	(3,433,982)	(641,345)
Cash and cash equivalents, at beginning of period	587,119,126	140,494,754

CASH AND CASH EQUIVALENTS, AT END OF PERIOD	375,901,048	159,843,700

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-6

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2014 and 2015 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

1. Background information of business and organization

Xinyuan Real Estate Co., Ltd. (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in residential real estate development and the provision of property management services. The Group’s operations are conducted mainly in the People’s Republic of China (“PRC”). In 2012, the Group expanded its business into the U.S. residential real estate market and established Vista Sierra, LLC, XIN Irvine, LLC and 421 Kent Development, LLC to acquire three projects in Reno, Nevada, Irvine, California and Brooklyn, New York, respectively. On April 6, 2012 and September 25, 2012, Zhengzhou Jiantou Xinyuan United Real Estate Co., Ltd. and Henan Wanzhong Real Estate Co., Ltd., subsidiaries of the Company, were liquidated, respectively. On October 18, 2013, Kunshan Xinyuan Real Estate Co., Ltd. (“Kunshan Xinyuan”) acquired a 100% equity interest in Jiangsu Jiajing Real Estate Co., Ltd. On January 27, 2014, Xinyuan (China) Real Estate, Ltd. acquired a 100% equity interest in Sanya Beida Science and Technology Park Industrial Development Co., Ltd. (“Sanya Beida”). On April 11, 2014, Kunshan Xinyuan acquired a 100% equity interest in Shanghai Junxin Real Estate Co., Ltd. (“Shanghai Junxin”). The Sanya Beida and Shanghai Junxin acquisitions were accounted for as asset acquisitions. Pursuant to the Share Transfer Agreement entered into by Kunshan Xinyuan and CITIC Trust Co., Ltd. (“CITIC”) on May 27, 2014, 49% of the equity interest in Shanghai Junxin was transferred to CITIC, which was repurchased by the Group on February 11, 2015. Pursuant to the Share Transfer Agreement entered into by Shandong Xinyuan and Shenzhen Ping’an Dahua Huitong Wealth Management Co., Ltd. (“Ping’an”) on June 24, 2014, 5% of the equity interest in Jinan Xinyuan Wanzhuo Real Estate Co., Ltd (“Jinan Wanzhuo”) was transferred to Ping’an. Pursuant to the Share Transfer Agreement entered into by Xinyuan (China) Real Estate, Ltd. and Shenzhen Lianxin Investment Management Co., Ltd. (“Lianxin”) on September 15, 2014, 25% of the equity interest in Changsha Xinyuan Wanzhuo Real Estate Co., Ltd. (“Changsha Wanzhuo”) was transferred to Lianxin. In December 2014, the Group expanded its business into the Malaysia residential real estate market through acquisition of 100% equity interest in XIN Eco Marine Group Properties Sdn Bhd (formerly named EMG Group Properties Sdn Bhd). On March 2 and May 15, 2015, Shandong Xinyuan Real Estate Co., Ltd. (“Shandong Xinyuan”) acquired 82% and 18% equity interest, respectively, in Shandong Renju Real Estate Co., Ltd. (“Shandong Renju”). The Shandong Renju acquisition was accounted for as asset acquisition. Pursuant to the Share Transfer Agreement entered into by Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”) and Ping’an on March 5, 2015, 20% of the equity interest in Zhengzhou Shengdao Real Estate Co., Ltd. (“Zhengzhou Shengdao”) was transferred to Ping’an. Pursuant to the Share Transfer Agreement entered into by Zhengzhou Shengdao and Wanxiang Trustee Co., Ltd. (“Wanxiang”) on March 23, 2015, 10% of the equity interest in Henan Xinyuan Quansheng Real Estate Co., Ltd. (“Henan Quansheng”) was transferred to Wanxiang.

As of June 30, 2015, subsidiaries of the Company and its consolidated variable interest entities included the following entities:

Company Name	Registered/Place and Date of Incorporation	Paid-up Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Xinyuan International Property Investment Co., Ltd.	Cayman Islands October 6, 2011	US$	500,000	100%	Investment holding company

Xinyuan International (HK) Property Investment Co., Limited.	Hong Kong October 26, 2011	HK$	3,000,000	100%	Investment holding company

XIN Development Group International Inc.	United States November 10, 2011	US$	0	100%	Investment holding company

Xinyuan Real Estate, Ltd. (“Xinyuan”)	Cayman Islands January 27, 2006	US$	50,000,000	100%	Investment holding company

South Glory International Ltd.	Hong Kong January 17, 2001	HK$	10,000	100%	Investment holding company

Victory Good Development Ltd.	Hong Kong January 17, 2001	HK$	10,000	100%	Investment holding company

Elite Quest Holdings Ltd.	Hong Kong November 19, 2001	HK$	10,000	100%	Investment holding company

XIN Irvine, LLC	United States July 12, 2012	US$	50,000	100%	Real estate development

Vista Sierra, LLC	United States May 1, 2012	US$	0	100%	Real estate development

XIN Development Management East, LLC	United States August 28, 2012	US$	1,000	100%	Property management services

XIN NY Holding, LLC	United States August 29, 2012	US$	1,000	100%	Investment holding company

421 Kent Development, LLC	United States August 29, 2012	US$	1,000	100%	Real estate development

F-7

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2014 and 2015 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

Company Name	Registered/Place and Date of Incorporation	Paid-up Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Xinyuan Sailing Co., Ltd.	Hong Kong June 21, 2013	HK$	3,000,000	100%	Investment holding company

AWAN Plasma Sdn Bhd	Malaysia April 16, 2007	MYR	33,577,000	100%	Investment holding company

XIN Eco Marine Group Properties Sdn Bhd	Malaysia July 9, 2014	MYR	33,217,000	100%	Investment holding company

Zhengzhou Yasheng Construction Material Co., Ltd.	The PRC October 22, 2013	US$	50,000,000	100%	Sales of construction material

Zhengzhou Jiasheng Real Estate Co., Ltd	The PRC December 2, 2013	US$	60,000,000	100%	Real estate development

Zhengzhou Yusheng Landscape Design Co., Ltd.	The PRC December 25, 2013	US$	70,000,000	100%	Landscaping engineering and management

Xinyuan (China) Real Estate, Ltd. (“WFOE”)	The PRC April 10, 2006	US$	307,000,000	100%	Investment holding company

Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”)	The PRC May 19, 1997	RMB	200,000,000	100%	Real estate development

Qingdao Xinyuan Xiangrui Real Estate Co., Ltd.	The PRC February 9, 2006	RMB	10,000,000	100%	Real estate development

Shandong Xinyuan Real Estate Co., Ltd.	The PRC June 2, 2006	RMB	300,000,000	100%	Real estate development

Xinyuan Property Service Co., Ltd.	The PRC December 28, 1998	RMB	50,000,000	100%	Property management services

Zhengzhou Mingyuan Landscape Engineering Co., Ltd.	The PRC February 17, 2004	RMB	2,000,000	100%	Landscaping engineering and management

Zhengzhou Xinyuan Computer Network Engineering Co., Ltd.	The PRC May 26, 2004	RMB	2,000,000	100%	Installation of intercom systems

Henan Xinyuan Wanzhuo Real Estate Co., Ltd. (“Henan Wanzhuo”)	The PRC December 29, 2011	RMB	20,000,000	100%	Real estate development

Suzhou Xinyuan Real Estate Development Co., Ltd. (“Suzhou Xinyuan”)	The PRC November 24, 2006	RMB	200,000,000	100%	Real estate development

Anhui Xinyuan Real Estate Co., Ltd.	The PRC December 7, 2006	RMB	50,000,000	100%	Real estate development

F-8

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2014 and 2015 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

Company Name	Registered/Place and Date of Incorporation	Paid-up Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities

Subsidiary companies:
Kunshan Xinyuan Real Estate Co., Ltd.	The PRC January 31, 2008	RMB	200,000,000	100%	Real estate development

Xinyuan Real Estate (Chengdu) Co., Ltd.	The PRC June 12, 2007	RMB	220,000,000	100%	Real estate development

Xuzhou Xinyuan Real Estate Co., Ltd.	The PRC November 09, 2009	RMB	200,000,000	100%	Real estate development

Henan Jiye Real Estate Co., Ltd.	The PRC November 15, 2009	RMB	50,000,000	100%	Real estate development

Beijing Xinyuan Wanzhong Real Estate Co., Ltd. (“Beijing Wanzhong”)	The PRC March 4, 2008	RMB	900,000,000	100%	Real estate development

Beijing Heju Construction Material Co. Ltd.	The PRC January 16, 2009	RMB	30,000,000	100%	Real estate development

Xinyuan Renju (Beijing) Asset Management Co., Ltd.	The PRC January 16, 2009	RMB	30,000,000	100%	Real estate development

Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. (“Jiantou Xinyuan”)	The PRC June 13, 2005	RMB	10,000,000	100%	Real estate development

Beijing Xinyuan Priority Real Estate Consulting Co., Ltd.	The PRC March 8, 2012	RMB	30,000,000	100%	Real estate consulting services

Henan Xinyuan Priority Commercial Management Co., Ltd.	The PRC August 10, 2012	RMB	2,000,000	100%	Leasing management services

Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd. (“Suzhou Xinyuan”)	The PRC September 20, 2012	RMB	200,000,000	100%	Real estate development

Beijing Xinyuan Jiye Real Estate Co., Ltd.	The PRC February 17, 2013	RMB	200,000,000	100%	Real estate development

Jiangsu Jiajing Real Estate Co., Ltd.	The PRC March 28, 2005	RMB	150,000,000	100%	Real estate development

Beijing XIN Media Co., Ltd.	The PRC July 10, 2013	RMB	10,000,000	100%	Culture and Media services

F-9

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2014 and 2015 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

Company Name	Registered/Place and Date of Incorporation	Paid-up Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Xingyang Xinyuan Real Estate Co., Ltd. (“Xingyang Xinyuan”)	The PRC July 25, 2013	RMB	200,000,000	100%	Real estate development

APEC Construction Investment (Beijing) Co., Ltd.	The PRC August 1, 2013	RMB	100,000,000	100%	Dormant

Beijing Xinxiang Huicheng Decoration Co., Ltd.	The PRC October 18, 2013	RMB	10,000,000	100%	Property decoration services

Xinrongji (Beijing) Investment Co., Ltd.	The PRC December 25, 2013	RMB	100,000,000	100%	Dormant

Shanghai Junxin Real Estate Co., Ltd. (“Shanghai Junxin”)	The PRC January 16, 2014	RMB	5,000,000	100%	Real estate development

Sanya Beida Science and Technology Park Industrial Development Co., Ltd.	The PRC January 10, 2014	RMB	200,000,000	100%	Real estate development

Chengdu Xinyuan Wanzhuo Real Estate Co., Ltd.	The PRC February 21, 2014	RMB	50,000,000	100%	Real estate development

Kunming Huaxia Xinyuan Real Estate Co., Ltd.	The PRC May 27, 2014	RMB	100,000,000	80%	Real estate development

Zhengzhou Hengsheng Real Estate Co., Ltd.	The PRC June 19, 2014	RMB	20,000,000	100%	Real estate development

Beijing Xinyuan Xindo Park E-commerce Co., Ltd.	PRC August 12, 2014	RMB	202,000,000	100%	Electronic commerce

Beijing Economy Cooperation Ruifeng Investment Co., Ltd.	PRC September 15, 2014	RMB	20,000,000	90%	Real estate development

Tianjin Xinyuan Real Estate Co., Ltd.	PRC September 17, 2014	RMB	100,000,000	100%	Real estate development

Xi'an Xinyuan Metropolitan Business Management Co., Ltd.	PRC November 25, 2014	RMB	3,000,000	100%	Property management services

Beijing Xinleju Technology Development Co., Ltd.	PRC December 24, 2014	RMB	10,000,000	100%	Real estate brokerage

Beijing Yue-Mart Commerce and Trade Co., Ltd.	PRC January 5, 2015	RMB	30,000,000	100%	Trading

Henan Yue-Mart Commerce and Trade Co., Ltd.	PRC March 23, 2015	RMB	10,000,000	100%	Trading

Beijing Xinhe Investment Development Co., Ltd.	PRC May 5, 2015	RMB	5,000,000	100%	Investment

Shenzhen Xileju Technology Development Co., Ltd.	PRC June 4, 2015	RMB	5,000,000	100%	Intelligent information system development

Shenzhen Xilefu Internet Financial Service Co., Ltd.	PRC June 12, 2015	RMB	5,000,000	100%	Financial service

Shandong Xinyuan Renju Real Estate Co., Ltd. (“Shandong Renju”)	PRC November 19, 2011	RMB	50,000,000	100%	Real estate development

VIEs:
Jinan Xinyuan Wanzhuo Real Estate Co., Ltd. (“Jinan Wanzhuo”)	The PRC December 4, 2013	RMB	300,000,000	95%	Real estate development

Changsha Xinyuan Wanzhuo Real Estate Co., Ltd. (“Changsha Wanzhuo”)	PRC April 3, 2014	RMB	100,000,000	75%	Real estate development

Zhengzhou Shengdao Real Estate Co., Ltd. (“Zhengzhou Shengdao”)	The PRC October 14, 2013	RMB	20,000,000	80%	Real estate development

Henan Xinyuan Quansheng Real Estate Co., Ltd. (“Henan Quansheng”)	PRC January 14, 2015	RMB	40,000,000	90%	Real estate development

Equity holdings remained unchanged throughout the six months ended June 30, 2015 except for Shanghai Junxin, Shandong Renju, Zhengzhou Shengdao and Henan Quansheng (see note 1).

F-10

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2014 and 2015 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

2. Summary of significant accounting policies

(a) The Company and basis of presentation and consolidation

The Group is principally engaged in residential real estate development and the provision of property management services. The Group’s operations are conducted mainly in the People’s Republic of China (“PRC”). In 2012, the Group expanded its business into the U.S. residential real estate market. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

These unaudited condensed consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2014. Accordingly, these unaudited condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the six months ended June 30, 2015 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2014. The condensed consolidated balance sheet as of December 31, 2014 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2014.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Where there is a loss of control of a subsidiary, the unaudited condensed consolidated financial statements include the results for the part of the reporting year during which the Group has control.

In accordance with ASC 810, Consolidation, Jinan Wanzhuo, Changsha Xinyuan, Zhengzhou Shengdao and Henan Quansheng are variable interest entities as they were not established with sufficient equity at risk to finance their activities without additional subordinated financial support. The Company is considered as the primary beneficiary of Jinan Wanzhuo, Changsha Xinyuan, Zhengzhou Shengdao and Henan Quansheng, as it has the power to direct the activities of Jinan Wanzhuo, Changsha Xinyuan, Zhengzhou Shengdao and Henan Quansheng that most significantly impact their economic performance and has the obligation to absorb the losses and the right to receive benefits from Jinan Wanzhuo, Changsha Xinyuan, Zhengzhou Shengdao and Henan Quansheng through its voting interest underlying the 95%, 75%, 80% and 90% and the 95% equity interests, respectively, in accordance with PRC company law and the article of association of Jinan Wanzhuo, Changsha Xinyuan, Zhengzhou Shengdao and Henan Quansheng, respectively. Based on the above, Jinan Wanzhuo, Changsha Xinyuan, Zhengzhou Shengdao and Henan Quansheng are consolidated by the Company.

Jinan Wanzhuo, with registered capital of US$48.8 million (RMB300.0 million), was established by the Company on December 4, 2013, for the purpose of undertaking a residential property development project in Jinan, Shandong province. On June 24, 2014 (“transaction date”), an unrelated asset management company purchased 5% of the equity interest in Jinan Wanzhuo and lent US$111.7 million (RMB685.0 million) to Jinan Wanzhuo. The loan is for a two-year term and bears interest at an annual rate of 11.24%. As of June 30, 2015, Jinan Wanzhuo had one project under construction. Pursuant to the share purchase agreement, the 5% of non-controlling equity interest of Jinan Wanzhuo will be repurchased by the Company in cash at the earlier of the second anniversary of the transaction date or the first anniversary of the transaction date when the Company requested to repurchase the 5% equity interest of Jinan Wanzhuo above. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as liability in accordance with ASC 480, Distinguishing Liabilities From Equity. In addition, since the Company has no intention to repurchase the 5% equity interest of Jinan Wanzhuo within the next 12 months, the liability is classified as non-current.

F-11

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2014 and 2015 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

Changsha Wanzhuo, with registered capital of US$16.3 million (RMB100.0 million), was established by the Company on April 3, 2014, for the purpose of undertaking a residential property development project in Changsha, Hunan province. On September 15, 2014 (“transaction date”), an unrelated investment management company purchased 25% of the equity interest in Changsha Wanzhuo and lent US$65.4 million (RMB400.0 million) to Changsha Wanzhuo. The loan is for a nine-month term and bears interest at an annual rate of 12%. As of June 30, 2015, Changsha Wanzhuo had one project under construction. Pursuant to the share purchase agreement, the 25% of non-controlling equity interest of Changsha Wanzhuo will be repurchased by the Company in cash at the date of full repayment of the loan above. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as liability in accordance with ASC 480, Distinguishing Liabilities From Equity. In addition, since the Company planned to repurchase the 25% equity interest of Changsha Wanzhuo within the next 12 months, the liability is classified as current liability.

Zhengzhou Shengdao, with registered capital of US$3.3 million (RMB20.0 million), was established by the Company on October 14, 2013, for the purpose of undertaking a residential property development project in Zhengzhou, Henan province. On March 5, 2015 (“transaction date”), an unrelated asset management company purchased 20% of the equity interest in Zhengzhou Shengdao and lent US$86.0 million (RMB526.0 million) to Zhengzhou Shengdao. The loan is for a two-year term and bears interest at an annual rate of 10.984%. As of June 30, 2015, Zhengzhou Shengdao had one project under construction. Pursuant to the share purchase agreement, the 20% of non-controlling equity interest of Zhengzhou Shengdao will be repurchased by the Company in cash at the earlier date of the second anniversary or 18 months of the transaction date when the Company requests to repurchase the 20% equity interest of Zhengzhou Shengdao above. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as liability in accordance with ASC 480, Distinguishing Liabilities From Equity. In addition, since the Company has no intention to repurchase the 20% equity interest of Zhengzhou Shengdao within the next 12 months, the liability is classified as non-current.

Henan Quansheng, with registered capital of US$6.5 million (RMB40.0 million), was established by the Company on January 14, 2015, for the purpose of undertaking a residential property development project in Zhengzhou, Henan province. On March 23, 2015 (“transaction date”), an unrelated trustee company purchased 10% of the equity interest in Henan Quansheng and lent US$38.1 million (RMB233.0 million) to Henan Quansheng. The loan is for a two-year term and bears interest at an annual rate of 11%. As of June 30, 2015, Henan Quansheng had one project under construction. Pursuant to the share purchase agreement, the 10% of non-controlling equity interest of Henan Quansheng will be repurchased by the Company in cash at the earlier date of the second anniversary or the date stated on the purchase notice sent by the unrelated trustee company when certain conditions were met. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as liability in accordance with ASC 480, Distinguishing Liabilities From Equity. In addition, since the Company has no intention to repurchase the 10% equity interest of Henan Quansheng within the next 12 months, the liability is classified as non-current.

F-12

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2014 and 2015 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

The carrying amounts and classifications of the assets and liabilities of the VIEs are as follows:

	December 31, 2014	June 30, 2015
	US$ (Audited)	US$ (Unaudited)
Current assets	681,567,691	663,011,035
Non-current assets	2,268,129	8,277,983
Total assets	683,835,820	671,289,018

Current liabilities	537,233,210	484,599,066
Non-current liabilities	82,124,393	86,691,965

Total liabilities	619,357,603	571,291,031

The financial performance and cash flows of the VIEs are as follows:

	Six months ended June 30
	2014	2015
	US$ (Unaudited)	US$ (Unaudited)
Revenue	1,565,424	47,544,639
Cost of revenue	(1,328,708)	(41,274,288)
Net income	2,307,266	502,698
Net cash used in operating activities	(25,113,676)	(83,225,914)
Net cash used in investing activities	(274,373)	(5,951,126)
Net cash provided by financing activities	138,980,759	98,722,047

As of June 30, 2015, the current liabilities of the VIEs included amounts due to subsidiaries of the Group of US$194,695,958 (December 31, 2014: US$214,657,398), which was eliminated upon consolidation by the Company.

As of June 30, 2015, the land use rights included in real estate property under development of the VIEs of US$382,674,943 (December 31, 2014: US$404,133,649) were pledged as collateral for other debt. Creditors of the VIEs have no recourse to the general credit of the primary beneficiary.

The VIEs contributed 10.8% (2014: 0.4%) of the Company’s consolidated revenues for the six-month period ended June 30, 2015.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited condensed consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the unaudited condensed consolidated financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment and capital lease, allowance for doubtful debt associated with accounts receivable, other receivables and advances to suppliers, fair values of the purchase price allocation with respect to business combinations, fair values of short-term investments, revenue recognition for the percentage of completion method, accounting for deferred income taxes, accounting for share-based compensation, accounting for mandatorily redeemable non-controlling interests and provision necessary for contingent liabilities. Management analyzed the forecasted cash flows for the twelve months from June 30, 2015, which indicates that the Group will have sufficient liquidity from cash flows generated by operations and existing credit facilities and therefore will be sufficient financial resources to settle borrowings and payables that will be due in the next twelve months. Management believes that the estimates utilized in preparing its unaudited condensed consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

(c) Foreign currency translation

The Group’s financial information is presented in U.S. dollars. The functional currency of the Company is U.S. dollars. The functional currency of the Company’s subsidiaries in China Mainland is Renminbi (“RMB”), the currency of the PRC. The functional currency of the Company’s subsidiaries other than those in China Mainland is U.S. dollars. Transactions by the Company’s subsidiaries which are denominated in currencies other than RMB are remeasured into RMB at the exchange rate quoted by the People’s Bank of China (“PBOC”) prevailing on the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than RMB are included in the consolidated statements of comprehensive income as exchange gains. The unaudited condensed consolidated financial statements of the Company’s subsidiaries have been translated into U.S. dollars in accordance with ASC 830, Foreign Currency Matters. The China Mainland subsidiaries’ financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

F-13

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2014 and 2015 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

	June 30, 2014	December 31, 2014	June 30, 2015
	(Unaudited)	(Audited)	(Unaudited)
Period end RMB: US$ exchange rate	6.1528	6.1190	6.1136
Period average RMB: US$ exchange rate	6.1379	6.1424	6.1287

RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(d) TPG Private Placement

On September 19, 2013, the Company issued an aggregate of 12,000,000 of its common shares and a senior secured convertible note (“Convertible Note”) with a principal amount of US$75,761,009 to TPG Asia VI SF Pte. Ltd. (“TPG Asia”) upon completion of a private placement (“TPG Private Placement”) pursuant to a securities purchase agreement dated August 26, 2013 among the Company, TPG Asia and certain guarantors. The Company received gross proceeds of approximately US$32,880,000 from the issuance of its common shares.

Until redeemed in 2014, the Convertible Note was convertible into the common shares at an initial conversion rate of US$3.00 per common share. The conversion rate was subject to adjustment upon the occurrence of certain events. A holder of the Convertible Note could convert the Convertible Note, at its option, in integral multiples of US$100,000 principal amount at any time prior to the maturity date, of September 19, 2018. Given that the Convertible Note was debt in its legal form and was not a derivative in its entirety, it was classified as other long-term debt as at December 31, 2013. (see Note 8 Other long-term debt: Convertible Note).

The gross proceeds the Company received from the TPG Private Placement were approximately US$108,641,009. The Company anticipates using the proceeds, among other purposes, for land acquisitions and general corporate purposes to support its further development.

On November 21, 2014, pursuant to a note redemption agreement entered into with TPG Asia, the Company redeemed the Convertible Note in full for a total redemption amount of US$86,272,849 consisting of the entire outstanding principal balance, interest to the redemption date and debt extinguishment loss amounting to $9,848,931, equal to the 13% of the outstanding principal amount. In connection with the redemption, the Company agreed with TPG Asia to waivers of the covenants requiring the Company to maintain a Fixed Charge Coverage Ratio (as defined in the relevant indenture) of not less than 3.0 to 1.0 and limiting the ability of the Company and its Restricted Subsidiaries (as defined in the relevant indenture) to incur indebtedness, except under limited circumstances. (Note 8).

(e) Senior Secured Notes

On May 3, 2013, the Company issued notes with an aggregate principal amount of US$200,000,000 due May 3, 2018 (the “May 2018 Senior Secured Notes”) at a coupon rate of 13.25% per annum payable semi-annually. Interest is payable on May 3 and November 3 of each year, commencing November 3, 2013. Given that the May 2018 Senior Secured Notes are debt in their legal form and are not derivatives in their entirety, they have been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the May 2018 Senior Secured Notes under the requirements of ASC 815, Derivatives and Hedging. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the May 2018 Senior Secured Notes. The May 2018 Senior Secured Notes were issued at par.

F-14

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2014 and 2015 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

On December 6, 2013, the Company issued notes with an aggregate principal amount of US$200,000,000 due June 6, 2019 (the “June 2019 Senior Secured Notes”) at a coupon rate of 13% per annum payable semi-annually. Interest is payable on June 6 and December 6 of each year, commencing June 6, 2014. Given that the June 2019 Senior Secured Notes are debt in their legal form and are not derivatives in their entirety, they have been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the June 2019 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the June 2019 Senior Secured Notes. The June 2019 Senior Secured Notes were issued at par.

(f) Deferred charges

Debt issuance costs are capitalized as deferred charges and amortized over the life of the loan to which they relate using the effective interest method.

(g) Earnings per share

Earnings per share is calculated in accordance with ASC 260, Earnings Per Share. Basic earnings per share is computed by dividing net income attributable to holders of common shares by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Common shares issuable upon the conversion of the convertible, redeemable preference shares were included in both basic and diluted earnings per common share computation for the period during which they were outstanding, as they are considered participating securities. Contingent exercise price resets are accounted for in a manner similar to contingently issuable shares.

Common share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. The nonvested options granted with performance conditions are excluded in the computation of diluted earnings per share unless the options are dilutive and unless their conditions (a) have been satisfied at the reporting date or (b) would have been satisfied if the reporting date was the end of the contingency period.

(h) Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments. The Company accounts for its investments in debt and equity securities in accordance with ASC 320-10 (“ASC 320-10”), Investments-Debt and Equity Securities: Overall. The Company classifies the investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320-10. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which such gains or losses are realized.

The securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Company’s policy and ASC 320-10. When the Company intends to sell an impaired debt security or it is more likely than not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. When the Company does not intend to sell an impaired debt security and it is more-likely-than-not that it will not be required to sell prior to recovery of its amortized cost basis, the Company must determine whether or not it will recover its amortized cost basis. If the Company concludes that it will not, an other-than-temporary impairment exists and that portion of the credit loss is recognized in earnings, while the portion of loss related to all other factors is recognized in other comprehensive income.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Realized gains and losses, and unrealized holding gains and losses for trading securities are included in earnings.

F-15

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2014 and 2015 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss). Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. An impairment loss on available-for-sale securities would be recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

(i) Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, restricted deposit, short-term investments, accounts receivable, other deposits and prepayments, due from employees, due from related party, other receivables, investment in joint venture and other long-term investment, accounts payable, customer deposits, other payables and accrued liabilities, and borrowings. The carrying amounts of cash and cash equivalents, restricted cash, restricted deposit, short-term investments, accounts receivable, other deposits and prepayments, due from employees, due from related party, other receivables, accounts payable, customer deposits, other payables and accrued liabilities, and short-term bank borrowings approximate their fair value due to the short term maturities of these instruments. The Group is exposed to credit risk for financial assets and its maximum amount of loss in the event of non-performance by the counterparty is the recorded amount. The Group generally does not provide collateral for its financial assets or liabilities, except as disclosed in Note 6, Note 7 and Note 8. Trading securities were initially recognized at cost and subsequently remeasured at the end of each reporting period with the adjustment in its fair value recognized in profit and loss. Available-for-sale securities were initially recognized at cost and subsequently remeasured at the end of each reporting period with the adjustment in accumulated comprehensive income.

Investment in joint ventures and other long-term investments have no quoted market prices and it is not practicable to estimate their fair value without incurring excessive costs. The Group reviews the investments for impairment whenever events or changes in circumstances indicate that the carrying amount may no longer be recoverable.

The carrying amounts of the long-term borrowings approximate their fair values because the stated interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable credit risk and maturities.

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1-Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2-Includes other inputs that are directly or indirectly observable in the market place

Level 3-Unobservable inputs which are supported by little or no market activity

The carrying values of the Company’s financial instruments approximate their fair values except for the short-term investments.

ASC 820 describes three main approaches for measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with ASC 820, the investment in equity securities and money market instrument classified as trading security and investment in corporate bond classified as available-for-sale is within Level 1 as the Company measures the fair value using quoted trading prices that are published on a regular basis.

F-16

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2014 and 2015 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

(j) Asset acquisition and business combinations

Pursuant to ASC 805 (“ASC 805”), Business Combinations, the Company determines whether a transaction or other event is a business combination by applying the definition below, which requires that the assets acquired and liabilities assumed constitute a business. If the assets acquired are not a business, the reporting entity shall account for the transaction or other event as an asset acquisition. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a. Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it.

b. Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs.

c. Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

The Company accounted for its acquisitions of Sanya Beida, Shanghai Junxin and Shandong Renju on January 27, 2014, February 24, 2014 and March 2, 2015, respectively as asset acquisitions since the acquired entities had no processes in place to apply to inputs to have the ability to create outputs.

(k) Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During the six months ended June 30, 2015, seven real estate development projects (Suzhou Lake Royal Palace, Jinan Xinyuan Splendid, Zhengzhou Royal Palace, Zhengzhou Thriving Family, Zhengzhou Xin City, Beijing Xindo Park and Xuzhou Colorful Garden), which recognized gross profits in 2014, had changes in their estimated gross profit margins. As the unit sales and selling prices were on a slightly upward trend during the six months ended June 30, 2015, the Company revised upwards its prior estimates related to selling prices and total estimated sales values in conjunction with the change in total estimate cost, which led to a decrease of the percentage sold and thus a decrease in the recognized costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share increased by US$21.5 million, US$16.2 million, US$0.11 per share and US$0.11 per share, respectively, for the six months ended June 30, 2015.

(l) Long-term investments

The Company’s long-term investments consist of cost method investments. In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in an investee over which the Company does not have significant influence and which do not have readily determinable fair value, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. Cost method accounting is also applied to investments that are not considered as “in-substance” common stock investments, and do not have readily determinable fair values.

F-17

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2014 and 2015 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

(m) Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which amends the existing accounting standards for revenue recognition. In July 2015, the FASB decided to delay the effective date of ASU 2014-09 by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. As such, the updated standard will be effective for us in the first quarter of 2018, with the option to adopt it in the first quarter of 2017. The Company is currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures.

3. Short-term investments

The short-term investments represent investments in corporate bonds, money market instruments and equity securities publicly traded on the Shanghai Stock Exchange and Shenzhen Stock Exchange, which are expected to be realized in cash during the next 12 months. The Company accounts for the short-term investments in accordance with ASC subtopic 320-10 (“ASC 320-10”), Investments-Debt and Equity Securities: Overall. The Company classified the investment in equity securities and money market instruments as trading securities which are bought and held principally for the purpose of selling them in the near term and investments in corporate bonds as available-for-sales securities which are debt securities not classified as either held-to-maturity or trading. The Company uses quoted prices in active markets for identical assets (consistent with the Level 1 definition in the fair value hierarchy) to measure the fair value of its investments on a recurring basis pursuant to ASC 820, Fair Value Measurement.

The realized gains, and unrealized holding losses presented in the accompanying statements of comprehensive income are related to trading securities held as of June 30, 2015.

The following summarizes the short-term investments measured at fair value at December 31, 2014 and June 30, 2015:

	December 31, 2014
	US$ (Audited)
	Aggregate fair value	Cost	Unrealized gain in profit and loss
Trading securities:
Equity securities	5,189,456	5,069,310	120,146
Money market instrument	819,021	817,134	1,887

Total	6,008,477	5,886,444	122,033

	June 30, 2015
	US$ (Unaudited)
				Unrealized (loss)/gain in
	Aggregate fair value	Cost	Amortized Cost	profit and loss	Other comprehensive income
Trading securities:
Equity securities	296,989	325,095	-	(28,106)	-
Money market instrument	1,357,832	1,310,570	-	47,262	-

Available-for-sale securities:
Corporate bonds	6,024,041		6,077,266	-	(53,225)

Total	7,678,862	1,635,665	6,077,266	19,156	(53,225)

Available-for-sale securities included above with contractual maturities

June 30, 2015
US$ (Unaudited)
Due between one year and five years	6,024,041

During the six months ended June 30, 2015, US$617,576 (June 30, 2014: US$496,839) net realized gain and US$19,156 (June 30, 2014: US$90,056) unrealized gain for trading securities are included in earnings. No other-than-temporary-impairment was recognized as of June 30, 2015.

F-18

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2014 and 2015 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

4. Real estate property under development and held for sale

The following summarizes the components of real estate property under development and held for sale at December 31, 2014 and June 30, 2015:

	December 31, 2014	June 30, 2015
	US$	US$
	(Audited)	(Unaudited)
Under development:
Current:
Jinan Xinyuan Splendid	95,433,442	20,337,052
Xuzhou Colorful City	57,957,843	39,660,835
Zhengzhou Xin City	122,025,858	14,675,246
Suzhou Xin City	73,916,667	20,619,841
Beijing Xindo Park	258,585,693	152,645,819
Kunshan Royal Palace	267,625,395	215,279,281
Suzhou Lake Royal Palace	233,846,400	246,645,854
Xingyang Splendid I	44,991,390	19,367,384
Xingyang Splendid II	35,341,974	39,362,435
Xingyang Splendid III	22,910,650	23,875,478
Xingyang Splendid IV	6,441,922	6,729,070
Zhengzhou Thriving Family	66,471,564	11,137,512
Zhengzhou Xindo Park	41,827,678	62,974,390
Jinan Royal Palace	262,820,980	255,181,557
Sanya Yazhou Bay No.1	85,135,798	99,849,090
Shanghai Royal Palace	192,275,658	209,096,608
Changsha Xinyuan Splendid	151,442,473	166,928,715
Chengdu Thriving Family	222,716,181	238,331,596
Jinan Xin Central	-	370,468,824
Zhengzhou Jiaotong College	-	57,508,937
Zhengzhou Xin Central	-	144,220,413
Tianjin project	-	56,012,131
Malaysia project	9,642,365	9,180,027
New York Oosten	119,947,878	173,096,722
	2,371,357,809	2,653,184,817
Profit recognized	264,182,323	133,877,491
Less: progress billings	(920,965,080)	(689,938,917)

Total real estate property under development	1,714,575,052	2,097,123,391

Northern Nevada Land Portfolio	588,000	-
Lennox Project	597,217	-
Real estate property held for sale	1,185,217	-

Total real estate property under development and held for sale	1,728,069,268	2,097,123,391

As of June 30, 2015, land use rights included in the real estate property under development totaled US$1,471,194,308 (December 31, 2014: US$1,274,725,570).

As of June 30, 2015, land use rights with an aggregate net book value of US$1,251,969,869 (December 31, 2014: US$923,762,759) were pledged as collateral for certain bank loans and other debts. As of June 30, 2015, real estate properties under development with an aggregate net book value of US$123,721,158 (December 31, 2014: 35,766,700) were pledged as collateral for certain bank loans.

F-19

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2014 and 2015 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

5. Other long-term investment

As of December 31, 2014 and June 30, 2015, the other long-term investment accounted for at cost consisted of the following:

Cost method investee	Initial Cost	Ownership	December 31, 2014	June 30, 2015
	US$		US$	US$
Henan Lianhe Real Estate Co., Ltd.	241,648	1.85%	241,648	241,648
Beijing Ruihao Rongtong Real estate development Co., Ltd.	32,713,950	80%	-	32,713,950

Total	32,955,598		241,648	32,955,598

On May 6, 2015, the Company acquired 80% equity interest of Beijing Ruihao Rongtong Real Estate Development Co., Ltd. (“Ruihao Rongtong”) at a consideration of US$32,713,950. The Company did not share any profit and losses of the investee. In accordance with ASC 325-20, Cost Method Investments, cost method accounting was applied as the investment did not qualify as in-substance common stock and did not have readily determinable fair value.

As of December 31, 2014 and June 30, 2015, no impairment loss had been recorded for the cost method investments.

6. Short-term bank loans and other debt

Short-term bank loans represent amounts due to various banks and are due on the dates indicated below. These loans generally can be renewed with the banks. Short-term bank loans at December 31, 2014 and June 30, 2015 consisted of the following:

	December 31,	June 30,
	2014	2015
	US$	US$
	(Audited)	(Unaudited)
Loan from China Fortune International Trust Co., Ltd
Due February 25, 2015, at 11% per annum	40,856,349	-
	40,856,349	-

Loan from ICBC Credit Suisse Investment Management Co., Ltd.
Due April 3, 2015, at 11% per annum	24,513,809	-
	24,513,809	-

Loan from Bridge Trust Co., Ltd
Due June 24, 2015, at 12.5% per annum	32,685,079	-
	32,685,079	-

Loan from Shenzhen Ping’an Dahua Huitong Wealth Management Co., Ltd.
Due August 12, 2015, at 12% per annum (1)	65,370,159	-
	65,370,159	-

Loan from The Bank of China
Due December 30, 2015, at 7.3% per annum (2)	-	24,535,462
	-	24,535,462

Loan from China Minsheng Bank
Due January 29, 2016, at 9% per annum	-	8,669,197
	-	8,669,197

Loan from The Bank of East Asia
Due February 24, 2015, at 2.80% plus 3 month LIBOR	14,971,245	-
Due February 25, 2015, at 2.60% plus 3 month LIBOR	20,353,100	-
Due November 24, 2015, at 2.60% plus 3 month LIBOR (3)	-	14,971,245
Due November 25, 2015, at 2.60% plus 3 month LIBOR (3)	-	20,353,100
Due June 2, 2016, at 2% plus 3 month LIBOR (3)	-	9,675,634
	35,324,345	44,999,979

Loan from Bank of China Tokyo Branch
Due May 17, 2015, at 2% plus 6 month LIBOR	65,000,000	-
Due October 15, 2015, at 2.03% per annum (4)	-	65,000,000
	65,000,000	65,000,000

Loan from Industrial and Commercial Bank of China (Asia) Limited ("ICBC (Asia)")
Due February 17, 2015, at 2.1% plus 3 month LIBOR	20,000,000	-
Due August 27, 2015, at 2.1% plus 3 month LIBOR (5)	-	20,000,000
Due March 2, 2015, at 2% plus 3 month LIBOR	9,700,000	-
Due September 9, 2015, at 2% plus 3 month LIBOR (5)	-	9,700,000
Due October 27, 2015, at 1.8% plus 3 month LIBOR (5)	-	20,000,000
Due May 18, 2016, at 2% plus 3 month LIBOR (5)	-	10,000,000
	29,700,000	59,700,000

Loan from Bank of China International Limited
Due July 2, 2015, at 1.87% per annum	-	2,020,061
	-	2,020,061

Total short-term bank loans and other debt	293,449,741	204,924,699

F-20

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2014 and 2015 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

(1)

Pursuant to the agreements with Shenzhen Ping’an Dahua Huitong Wealth Management Co., Ltd. entered into on November 12, 2014, which was designated as the lender by Lianxin, the non-controlling shareholder of Changsha Wanzhuo, this other short-term debt is secured by the Group’s 75% equity interest in Changsha Wanzhuo and the Group’s land use rights. This other short-term debt was paid in full in May, 2015.

(2)	Pursuant to the loan contracts, the short-term loan amounting to US$24,535,462 (December 31, 2014: nil) is secured by the 100% equity interests in Henan Wanzhuo and Jiantou Xinyuan, respectively.

(3)	Pursuant to the loan contract with The Bank of East Asia, these three loans from The Bank of East Asia, amounting to US$15.0 million, US$20.4 million and US$9.7 million, respectively, are denominated in US$ and are secured by the deposits of US$16,150,877 (December 31, 2014: US$15,808,139), US$21,957,603 (December 31, 2014: US$21,511,848) and US$10,386,679 (December 31, 2014: nil), respectively. Such deposits are classified as restricted cash on the consolidated balance sheets as of June 30, 2015.

(4)	Pursuant to the loan contract with Bank of China Tokyo Branch , this short-term loan amounting to US$65.0 million, is denominated in US$ and is secured by the deposit of US$69,419,000 (December 31, 2014: US$69,357,738). This deposit is classified as restricted deposit on the consolidated balance sheets as June 30, 2015.

(5)	Pursuant to the loan contract with ICBC (Asia), these four loans from ICBC (Asia), amounting to US$20.0 million, US$9.7 million, US$20.0 million and US$10.0 million, respectively, are denominated in US$ and are secured by the deposits of US$22,275,453 (December 31, 2014: US$21,572,152) and US$10,319,615 (December 31, 2014: US$10,098,019), US$22,081,916 (December 31, 2014: nil) and cash of US$11,449,882 (December 31, 2014: nil), respectively. Such deposits are classified as restricted cash on the consolidated balance sheets as of June 30, 2015.

As of June 30, 2015, except when otherwise indicated the Group’s short-term bank loans were denominated in RMB and were mainly secured by the Group’s real estate under development with net book value of US$470,158 (December 31, 2014: US$18,858,604), real estate properties held for lease with net book value of US$1,502,776 (December 31, 2014: nil) and land use rights with net book value of nil (December 31, 2014: US$88,404,169).

The weighted average interest rate on short-term bank loans and other debt as of June 30, 2015 was 3.11% (December 31, 2014: 7.62%).

F-21

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2014 and 2015 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

7.  Long-term bank loans

Long-term bank loans as of December 31, 2014 and June 30, 2015 consisted of the following:

	December 31, 2014	June 30, 2015
	US$	US$
	(Audited)	(Unaudited)
Loan from ICBC
Due July 20, 2016 at 6.04% per annum (1)	14,708,286	14,721,277
	14,708,286	14,721,277

Loan from Agricultural Bank of China
Due May 30, 2015, at 6.77% per annum (1)	3,268,508	-
Due June 30, 2015, at 6.77% per annum (1)	8,171,270	-
Due April 18, 2015, at 6.46% per annum (1)	8,171,270	-
Due November 18, 2015, at 6.46% per annum (1)	1,634,254	-
Due March 18, 2016, at 6.04% per annum (1)	8,171,270	4,907,092
Due May 18, 2016, at 5.78% per annum (1)	6,537,016	6,542,790
	35,953,588	11,449,882

Loan from China Guangfa Bank
Due June 20, 2015, at 7.07% per annum	1,323,746	-
Due May 29, 2016, at 8.00% per annum (1)	11,439,778	8,014,918
Due December 23, 2017, at 8.4% per annum	16,342,539	16,356,975
Due February 17, 2018, at 8.4% per annum	-	32,713,949
	29,106,063	57,085,842

Loan from Bank of China
Due December 30, 2015, at 8.45% per annum (2)	32,685,079	32,713,949
Due January 8, 2016, at 8.45% per annum	24,513,809	-
	57,198,888	32,713,949

Loan from China Construction Bank
Due January 23, 2017, at 5.7% per annum (1)	113,642,752	113,743,130
	113,642,752	113,743,130

Loan from Bank of Shanghai
Due April 30, 2017, at 9.10% per annum (1)	86,615,460	53,978,016
	86,615,460	53,978,016

Loan from Ping An Bank
Due March 20, 2018, at 9.25% per annum (1)	-	32,713,949
	-	32,713,949

Loan from The Bank of East Asia
Due April 27, 2018, at 6.83% per annum	-	56,791,416
	-	56,791,416

Total	337,225,037	373,197,461

Less: current portion of long-term bank loans	(284,928,910)	(288,599,188)

Total long-term bank loans	52,296,127	84,598,273

F-22

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2014 and 2015 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

(1)	Pursuant to the loan contracts, if the Group achieves an agreed upon sales target from the sales of the underlying real estate properties under development, the Group has an obligation to repay the loan before the maturity date. Therefore, the respective current portions of these loans have been classified as current liabilities as of June 30, 2015.

(2)	Pursuant to the loan contracts, the long-term loans amounting to US$32,713,949 (December 31, 2014: US$57,198,888) are secured by the 100% equity interests in Henan Wanzhuo .

As of June 30, 2015, except when otherwise indicated, the Group’s long term bank loans were all denominated in RMB and were mainly secured by the Group’s real estate properties under development with net book value of US$79,964,374 (December 31, 2014: US$35,766,700), land use rights with net book value of US$603,887,377 (December 31, 2014: US$507,962,175) and restricted cash with net book value of US$24,535,462 (December 31, 2014: US$24,513,809).

The interest rates of these bank loans are adjustable based on the range of 95% to 161% of the PBOC prime rate. The weighted average interest rate on long-term bank loans as of June 30, 2015 was 7.34% (December 31, 2014: 7.43%).

F-23

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2014 and 2015 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

8. Other long-term debt

As of December 31, 2014 and June 30, 2015, other long term debt consisted of the following:

	December 31, 2014	June 30, 2015
	US$	US$
	(Audited)	(Unaudited)
May 2018 Senior Secured Notes due on May 3, 2018 at 13.25%	200,000,000	196,179,692
June 2019 Senior Secured Notes due on June 6, 2019 at 13%	200,000,000	200,000,000
Shandong Xinyuan collateralized debt due on November 28, 2015 at 12.3% (1)	33,885,787	29,933,388
Henan Wanzhuo collateralized debt due on November 28, 2015 at 12.41% (1)	34,688,992	30,602,082
Collateralized loan due on April 3, 2016 at 11%	40,807,321	40,843,366
Collateralized loan due on December 23, 2017 at 11%	81,312,306	81,384,127
Collateralized loan due on July 9, 2017 at 9%	65,370,159	65,427,898
Collateralized loan due on December 31, 2016 at 12.5%	1,650,597	83,093,432
Collateralized loan due on March 31, 2017 at 11%	-	40,892,437
Collateralized loan due on November 20, 2016 at 12.5% (7)	-	49,070,924
Collateralized loan due on June 30, 2017 at 11.8%	-	18,810,521
Collateralized loan due on June 25, 2017 at 12% (8)	-	32,713,950
Non-controlling shareholder’s loan due on June 25, 2016 at 11.5% (2)	81,312,306	-
Non-controlling shareholder’s loan due on June 30, 2016 at 11.24% (3)	111,946,394	79,331,327
Non-controlling shareholder's loan due on March 13, 2017 at 10.98% (4)	-	86,037,686
Non-controlling shareholder's loan due on May 13, 2017 at 11% (5)	-	38,111,751
Fortress Credit Co. LLC loan due on June 9, 2017 at 7.25% plus LIBOR (6)	25,668,594	50,611,856
KENT EB-5 LLC loan due on January 23, 2020 at 5.95%	-	10,000,000
KENT EB-5 LLC loan due on April 30, 2020 at 5.95%	-	5,000,000
KENT EB-5 LLC loan due on June 25, 2020 at 5.95%	-	5,000,000
Others	750,988	-

Total principal of other long-term debt	877,393,444	1,143,044,438
Accrued interest	723,382	638,155

Total	878,116,826	1,143,682,593
Less: current portion of other long-term debt	(301,912,335)	(398,425,921)

Total other long-term debt	576,204,491	745,256,672

(1)	Pursuant to the agreements with Cinda Asset Management Corporation, this other long-term debt is secured by the Group’s 100% equity interest of Henan Xinyuan. Per the agreements, from February 28, 2014 to November 28, 2015, Shandong Xinyuan and Henan Wanzhuo, respectively, requires to make quarterly payments to repay the outstanding principal amount and related interest expense.

(2)	Pursuant to the agreements with CITIC Trust Co., Ltd. entered into on May 27, 2014, which is the non-controlling shareholder of Shanghai Junxin, this other long-term debt is secured by the Group’s 51% equity interest in Shanghai Junxin and the Group’s land use rights. This other long-term debt was paid in full in January 2015.

(3)	Pursuant to the agreements with Shenzhen Ping’an Dahua Huitong Wealth Management Co., Ltd. entered into on June 24, 2014, which is the non-controlling shareholder of Jinan Wanzhuo, this other long-term debt is secured by the Group’s 95% equity interest in Jinan Wanzhuo and the Group’s land use rights with net book value of US$132,731,180 (December 31, 2014: US$139,355,006).

(4)	Pursuant to the agreements with Shenzhen Ping’an Dahua Huitong Wealth Management Co., Ltd. entered into on March 10, 2015, which is the non-controlling shareholder of Zhengzhou Shengdao, this other long-term debt is secured by the Group’s 80% equity interest in Zhengzhou Shengdao and the Group’s land use rights with net book value of US$136,822,493 (December 31, 2014: nil) .

(5)

Pursuant to the agreements with Wanxiang Trustee Co., Ltd. entered into on May 9, 2015, which is the non-controlling shareholder of Henan Quansheng, this other debt is secured by the Group’s 90% equity interest in Henan Quansheng and the Group’s land use rights with net book value of US$55,852,057 (December 31, 2014: nil) and Group’s real estate properties under development with net book value of US$1,656,880 (December 31, 2014: nil). In addition, Wanxiang Trustee Co., Ltd. has the right to request early repayment at any time and the trust loan has been reclassified as current portion at the end of the consolidated balance sheet as of June 30, 2015.

(6)

Pursuant to the agreements with Fortress Credit Co. LLC entered into on June 9, 2014, this other long-term debt amounting to US$165 million in total with US$50.6 million utilized, is denominated in US$ and is secured by the deposit of US$29,945,969 (December 31, 2014: US$29,973,017). This deposit is classified as restricted cash on the consolidated balance sheets as of June 30, 2015.

(7)

Pursuant to the agreements with Ping An Trust Co., Ltd., this other long-term debt is secured by the Group’s 100% equity interest of Changsha Xinyuan. In addition, Ping An Trust Co., Ltd. has the right to request early repayment at any time, the trust loan has been reclassified as current portion at the end of the consolidated balance sheet as of June 30, 2015.

(8)	Pursuant to the agreements with Ping An Trust Co., Ltd., this other long-term debt is secured by the Group’s 100% equity interest of Shandong Renju.

As of June 30, 2015, except when otherwise indicated, the Group’s other long-term debt were all denominated in RMB and were mainly secured by the Group’s real estate properties under development with net book value of US$88,114,017 (December 31, 2014: US$54,625,305), land use rights with net book value of US$497,458,184 (December 31, 2014: US$324,684,850) and real estate properties held for lease with net book value of US$38,753,395 (December 31, 2014: US$38,280,864).

F-24

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2014 and 2015 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

May 2018 Senior Secured Notes

On May 3, 2013, the Company issued senior notes with an aggregate principal amount of US$200,000,000 due May 3, 2018 at a coupon rate of 13.25% per annum payable semi-annually. Interest is payable on May 3 and November 3 of each year, commencing November 3, 2013.

The issuance costs of US$4,951,785 were capitalized as deferred charges in the consolidated balance sheets and are amortized as interest expense using the effective interest method through the maturity date of the notes. The effective interest rate of the May 2018 Senior Secured Notes is 14.44%.

The May 2018 Senior Secured Notes were issued pursuant to an indenture, dated May 3, 2013, among the Company, the “Subsidiary Guarantors” identified below and Citicorp International Limited, as trustee and collateral agent (the “May 2018 Indenture”). The Company’s obligations under the May 2018 Indenture and the May 2018 Senior Secured Notes have been guaranteed by certain of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the May 2018 Indenture. The Company’s obligations under the May 2018 Indenture and the May 2018 Senior Secured Notes are secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd. and Xinyuan International Property Investment Co., Ltd., and the obligations of Xinyuan Real Estate, Ltd. as a Subsidiary Guarantor are secured by a pledge of the capital stock of its wholly-owned subsidiaries, Victory Good Development Ltd., South Glory International Ltd. and Elite Quest Holdings Ltd.

The Company may redeem the May 2018 Senior Secured Notes, in whole or in part, at 106.6250% and 103.3125% of principal amount, plus accrued and unpaid interest, if any, to (but excluding) the redemption date during the 12 month period commencing on May 3, 2016 and May 3, 2017, respectively.

At any time prior to May 3, 2016, the Company may at its option redeem the May 2018 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the May 2018 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any Note at any redemption date, the greater of (i) 1.00% of the principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of the redemption price of such Note on May 3, 2016, plus all required remaining scheduled interest payments due on such Note through May 3, 2016 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the May 2018 Indenture) plus 100 basis points, over (B) the principal amount of such Note on such redemption date.

At any time prior to May 3, 2016, the Company may redeem up to 35% of the aggregate principal amount of the May 2018 Senior Secured Notes with the net cash proceeds of one or more sales of the Company’s common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 113.25% of the principal amount of the May 2018 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the May 2018 Senior Secured Notes remain outstanding after each such redemption.

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the May 2018 Senior Secured Notes under the requirements of ASC 815, Derivatives and Hedging. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the May 2018 Senior Secured Notes.

The May 2018 Indenture contains certain covenants that, among others, restrict the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the May 2018 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the May 2018 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the Company’s common shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Consolidated Fixed Charge Coverage Ratio (as defined in the May 2018 Indenture) of 3.0 to 1.0.

F-25

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2014 and 2015 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

June 2019 Senior Secured Notes

On December 6, 2013, the Company issued senior notes with an aggregate principal amount of US$200,000,000 due June 6, 2019 at a coupon rate of 13% per annum payable semi-annually. Interest is payable on June 6 and December 6 of each year, commencing June 6, 2014.

The issuance costs of US$4,431,292 were capitalized as deferred charges in the consolidated balance sheets and are amortized as interest expense using the effective interest method through the maturity date of the notes. The effective interest rate of June 2019 Senior Secured Notes is 14.05%.

The June 2019 Senior Secured Notes were issued pursuant to an indenture, dated December 6, 2013, among the Company, the “Subsidiary Guarantors” identified below and Citicorp International Limited, as trustee and collateral agent (the “June 2019 Indenture”). The Company’s obligations under the June 2019 Indenture and the June 2019 Senior Secured Notes have been guaranteed by certain of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the June 2019 Indenture. The Company’s obligations under the June 2019 Indenture and the June 2019 Senior Secured Notes are secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd. and Xinyuan International Property Investment Co., Ltd., and the obligations of Xinyuan Real Estate, Ltd. as a Subsidiary Guarantor are secured by a pledge of the capital stock of its wholly-owned subsidiaries, Victory Good Development Ltd., South Glory International Ltd. and Elite Quest Holdings Ltd.

The Company may redeem the June 2019 Senior Secured Notes, in whole or in part, at 106.5% and 103.25% of principal amount, plus accrued and unpaid interest, if any, to (but excluding) the redemption date during the 12 month period commencing on June 6, 2017 and June 6, 2018, respectively.

At any time prior to June 6, 2017, the Company may at its option redeem the June 2019 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the June 2019 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any Note at any redemption date, the greater of (i) 1.00% of the principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of the redemption price of such Note on June 6, 2017, plus all required remaining scheduled interest payments due on such Note through June 6, 2017 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the June 2019 Indenture) plus 100 basis points, over (B) the principal amount of such Note on such redemption date.

At any time prior to June 6, 2017, the Company may redeem up to 35% of the aggregate principal amount of the June 2019 Senior Secured Notes with the net cash proceeds of one or more sales of the Company’s common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 113% the principal amount of the June 2019 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the June 2019 Senior Secured Notes remain outstanding after each such redemption.

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the June 2019 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the June 2019 Secured Senior Notes.

The June 2019 Indenture contains certain covenants that, among others, restrict the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the June 2019 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the June 2019 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the Company’s Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Consolidated Fixed Charge Coverage Ratio (as defined in the June 2019 Indenture) of 3.0 to 1.0.

In February 2015, pursuant to a consent solicitation to the holders of the May 2018 Secured Notes and the June 2019 Secured Notes, the Company amended the May 2018 and June 2019 Indentures (collectively, known as the “Indentures”) to provide the company with additional flexibility in pursuing new business opportunities and new sources of capital. The amendments to the Indentures include amendments that allow the Company to: (i) to incur additional Indebtedness (as defined in the Indentures) in furtherance of the Company's business plans; (ii) make certain Restricted Payments (as defined in the Indentures) and Permitted Investments (as defined in the Indentures); and (iii) make certain deemed Investments (as defined in the Indentures) without having to satisfy the Fixed Charge Coverage Ratio (as defined in the Indentures) requirement. The amendments also amend (i) the “Limitation on Issuances of Guarantees by Restricted Subsidiaries” covenant in the Indentures to the extent that the Company believes necessary as a result of the amendments to other covenants and (ii) the “Limitation on Asset Sales” covenant in the Indentures to remove the Fixed Charge Coverage Ratio requirement for Asset Dispositions (as defined in the Indentures). The amendments also amended certain related definitions in the Indentures.

In accordance with ASC 470-50 Modifications and Extinguishment, if the modification of terms is not accounted for as an extinguishment since the modified instrument is not considered substantially different from the original debt instrument, a new effective interest rate that equates the revised cash flows to the carrying amount of the original debt is computed and applied prospectively.

The Group accounts for the modified Senior Secured Notes as modifications.  Fees paid to the creditors amounted to US$3.1 million was amortized as an adjustment of interest expense over remaining term of modified debt using effective interest method.

F-26

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2014 and 2015 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

Convertible Note

On September 19, 2013, the Company issued and sold a senior secured Convertible Note in the aggregate principal amount of US$75,761,009 at par. The Convertible Note bears interest at 5.00% per annum payable semi-annually. Interest is payable on March 19 and September 19 of each year, commencing March 19, 2014. The final maturity date of the Convertible Note is September 19, 2018.

The Convertible Note is convertible at the option of the holder at any time in integral multiples of $100,000 to 25,253,670 common shares (12,626,835 ADS) at an initial conversion price of $3.00 per Common Share ($6.00 per ADS). The initial conversion price is subject to adjustments for share splits, reverse splits, share dividends and distributions, certain issuances (or deemed issuances) of Common Shares for consideration less than the conversion price then in effect, and certain Extraordinary Cash Dividends (as defined in the Convertible Note).

The Company’s obligations under the Convertible Note have been guaranteed by certain of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited, Elite Quest Holdings Limited and Xinyuan International (HK) Property Investment Co., Limited (each, a “CN Subsidiary Guarantor” and collectively, the “CN Subsidiary Guarantors”) and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the Convertible Note. The Company’s obligations under the Convertible Note are secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd. and Xinyuan International Property Investment Co., Ltd., and the obligations of Xinyuan Real Estate, Ltd. as a CN Subsidiary Guarantor are secured by a pledge of the capital stock of its wholly-owned subsidiaries, Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Limited. The CN Subsidiary Guarantors are also the “Subsidiary Guarantors” of the Company’s May 2018 Senior Secured Notes and June 2019 Senior Secured Notes (collectively, the “Senior Secured Notes”), and the shares of the subsidiaries pledged to secure the obligations of the Company and of Xinyuan Real Estate, Ltd. as a CN Subsidiary Guarantor have also been pledged as collateral with respect to the Company’s Senior Secured Notes. In connection with the issuance of the Convertible Note, the Company entered into an Intercreditor Agreement with Citicorp International Limited, as trustee under the indenture for the Senior Secured Notes, the purchaser of the Convertible Note and Xinyuan Real Estate, Ltd., pursuant to which Citicorp International Limited will act as Shared Security Agent for the holders of the Senior Secured Notes and the Convertible Note.

The Convertible Note is not redeemable in whole or in part at the option of the Company. However, upon an event of default, the holders may require the Company to redeem the Convertible Note at a redemption price equal to the greater of (i) 150% of the outstanding principal amount, plus accrued and unpaid interest to the redemption date and (ii) an amount equal to (A) the outstanding principal divided by two, multiplied by the conversion price then in effect, times (B) the closing price of the Common Shares, plus accrued and unpaid interest to the redemption date.

Following a Change of Control or a Fundamental Transaction, the Company must make an offer to purchase all outstanding Convertible Note at a purchase price equal to 150% of the principal amount thereof plus accrued and unpaid interest to the payment date. A “Change of Control” as defined in the Convertible Note includes certain mergers, consolidations or asset sales with persons who are not or are not controlled by Permitted Holders, certain share acquisitions by persons or groups other than Permitted Holders, a majority of the Company’s directors ceasing to be persons who are not, or who were not approved by, the current directors, and the adoption of a plan relating to the liquidation or dissolution of the Company. “Permitted Holders” are Mr. Zhang Yong, Chairman of the Company, Ms. Yang Yuyan, his wife, and entities in which one or both of them owns 90% of the capital stock. A “Fundamental Transaction” as defined in the Convertible Note includes a consolidation or merger of the Company with or into, or a sale, lease, license or other transfer of the Company’s assets to, another person, a business combination in which another person acquires more than 50% of the Company’s voting stock, and a reorganization or recapitalization of the Company or reclassification of the Common Shares.

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the Convertible Note under the requirements of ASC815. The Company evaluated and determined that the embedded conversion option, redemption options and anti-dilution feature do not require bifurcation from the Convertible Note under the requirements of ASC 815-10 because they are clearly and closely related to the debt host instrument. Beneficial conversion features (“BCF”) exist when the conversion price of the Convertible Note is lower than the fair value of the common share at the commitment date. Since the Convertible Note is convertible from inception but contains conversion terms that change upon the occurrence of a future event, the contingent beneficial conversion feature is measured at the commitment date but not recognized until the contingency is resolved. No BCF was recognized because the conversion price is greater than the fair value of the Company’s common shares at the commitment date.

F-27

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2014 and 2015 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

The Convertible Note contains certain covenants that, among others, restrict the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the Convertible Note) and, in certain cases, all of its subsidiaries, to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the Convertible Note or other assets, to make certain other payments or to engage in transactions with affiliates, subject to certain qualifications and exceptions and satisfaction, in certain circumstances, of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the Convertible Note) of 3.0 to 1.0 (which must also be maintained as of the end of each fiscal quarter of the Company while the Convertible Note is outstanding).

On November 21, 2014, pursuant to a note redemption agreement entered into with TPG Asia, the Company redeemed the Convertible Note in full for a total redemption amount of US$86,272,849 consisting of the entire outstanding principal balance, interest to the redemption date and debt extinguishment loss amounting to US$9,848,931, equal to the 13% of the outstanding principal amount. In connection with the redemption, the Company agreed with TPG Asia to waivers of the covenants requiring the Company to maintain a Fixed Charge Coverage Ratio of not less than 3.0 to 1.0 and limiting the ability of the Company and its Restricted Subsidiaries to incur indebtedness, except under limited circumstances.

9. Income taxes

(a) Effective tax rate

Our effective income tax rate (“ETR”) was 53.8% in the first six months of 2015 compared to 42.3% in the first six months of 2014. The ETR was different from the statutory tax rate of 25% due to the effects of the land appreciation tax (“LAT”), the corporate income tax (“CIT”) benefit of LAT, outside basis differences and changes in unrecognized tax benefits. The change in the effective income tax rate is primarily due to a non-recurring reversal of LAT liabilities of approximately US$4.2 million during the six months ended June 30, 2015 related to a completed project that was liquidated and settled with the local tax bureaus on favorable terms and a CIT true up reversal of approximately US$4.6 million was recognized due to the decrease of non-deductible expenses, while a non-recurring reversal of LAT liabilities of approximately US$12 million during the six months ended June 30, 2014 related to a completed project that was liquidated and settled with the local tax bureaus on favorable terms.

(b) Liability for unrecognized tax benefit

The following table summarizes the activity related to the Group’s unrecognized tax benefits:

US$

Balance as of December 31, 2014	14,005,004
Reductions for tax positions of prior years	(2,748,906)
Movement in current year due to foreign exchange rate fluctuation	2,672
Balance as of June 30, 2015	11,258,770

The current year movement in the liability for unrecognized tax benefits of US$2,748,906 was due to the decrease of non-deductible expenses, primarily aircraft expenses. The remaining change of US$2,672 was caused by the US$-RMB exchange rate, and therefore was recorded as other comprehensive income arising from foreign currency translation.

F-28

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2014 and 2015 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

10. Related party and employee transactions

(a) Amounts due from related party

	December 31, 2014	June 30, 2015
	US$	US$
	(Audited)	(Unaudited)
Due from related party	125,374,349	81,998,191

This balance represents a receivable due from Shaanxi Zhongmao Economy Development Co., Ltd., the Company’s joint venture, which has no fixed payments terms. This balance is unsecured, bears no interest, and is expected to be repaid within the next 12 months.

(b) Amounts due from employees

	December 31, 2014	June 30, 2015
	US$	US$
	(Audited)	(Unaudited)
Advances to employees	50,057	1,638,292

The balance represents cash advances to employees for traveling expenses and other expenses. The balances are unsecured, bear no interest and have no fixed payment terms.

11. Equity

As at December 31, 2014 and June 30, 2015, the Company’s authorized share capital was 500 million common shares, par value US$0.0001 per share.

In November 2007, the Company adopted the 2007 Long Term Incentive Plan (the “2007 Plan”) which provides for the grant of options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards to purchase its common shares. The maximum aggregate number of common shares which may be issued pursuant to all awards, including options, is 10 million common shares, subject to adjustment to account for changes in the capitalization of the Company.

F-29

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2014 and 2015 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

On February 26, 2015, under the 2007 Plan, the Company granted share options with service conditions to purchase up to 200,000 common shares to one employee, at an exercise price of US$1.26 per share. These options have a weighted average grant date fair value of US$0.36 per option and a total expected compensation cost, net of expected forfeitures, of US$71,645. These options have vesting periods based on length of service of 36 months and will expire no later than February 26, 2025.

On April 10, 2015, under the 2007 Plan, the Company granted share options with service conditions to purchase up to 600,000 common shares to one employee, at an exercise price of US$1.6 per share. These options have a weighted average grant date fair value of US$0.52 per option and a total expected compensation cost, net of expected forfeitures, of US$313,252. These options have vesting periods based on length of service of 36 months and will expire no later than April 10, 2025.

On April 10, 2015, under 2014 Restricted Stock Unit Plan, the Compensation Committee approved grants for the 2015 plan year.

On April 10, 2015, pursuant to the Compensation Committee’s approval, the Company granted 2,076,964 common shares to employees and directors that vest ratably over a three year service vesting period. The aggregate fair value of the restricted shares at the grant date were determined to be US$3 million and such amount shall be recognized as compensation expense using the straight-line method. As of June 30, 2015, US$ 0.3 million was recognized as share-based compensation expense.

On June 30, 2015, the Company approved the 2015 Stock Option Plan to provide grant of options to purchase shares of company stock with maximum aggregate number of 20 million common shares, subject to adjustment to account for changes in the capitalization of the Company.

(i) During the year ended December 31, 2014, 33,000 options were exercised at US$1.21 per share under the 2007 Plan.

(ii) During the year ended December 31, 2014, 9,025,690 common shares were repurchased at a total cost of US$17,610,787.

(iii) During the year ended December 31, 2014, 4,234,884 common shares were repurchased at a total cost of US$7,042,725 under the 2014 RSU Plan, which were granted to employees and directors.

(iv) During the year ended December 31, 2014, the Company distributed quarterly dividends of US$0.025 per common share to common shareholders amounting to a total of US$15,288,919.

(v) During the six months ended June 30, 2015, 23,000 options were exercised at US$1.21 per share under the 2007 Plan.

(vi) During the six months ended June 30, 2015, 17,000 options were exercised at US$1.21 per share under the 2007 Plan.

(vii) During the six months ended June 30, 2015, 1,291,266 common shares were repurchased at a total cost of US$2,067,127 under the 2014 RSU Plan, which were granted to employees and directors.

(viii) During the six months ended June 30, 2015, the Company distributed quarterly dividends of US$0.025 per common share to common shareholders amounting to a total of US$7,375,851.

F-30

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2014 and 2015 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

12. Earnings per share

Basic and diluted net earnings per share for each period presented are calculated as follows:

	Six months ended June 30,
	2014	2015
	US$	US$
	(Unaudited)	(Unaudited)
Numerator:
Net income	21,472,519	24,672,899
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders - basic	21,472,519	24,672,899
Interest expense associated with the Convertible Note	1,424,011	-

Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders - diluted	22,896,530	24,672,899
Denominator:
Number of shares outstanding, basic	154,136,492	147,035,708
Convertible Note	25,253,670	-
Stock options	704,542	202,442

Number of shares outstanding-diluted	180,094,704	147,238,151

Basic earnings per share	0.14	0.17

Diluted earnings per share	0.13	0.17

During the period ended June 30, 2015, 3,825,428 (June 30, 2014: 3,913,982) stock options were excluded from the calculation of earnings per share because their effect would be anti-dilutive.

13. Segment reporting

The Group’s long-lived assets and revenue are mainly located in and derived from the PRC. Starting in 2012, a small portion of the Group’s long-lived assets and revenue are located in and derived from the United States. The Group considers that each of its individual property developments is a discrete operating segment. The Group has aggregated its segments in the PRC on a provincial basis as property development projects undertaken within a province have similar expected economic characteristics, type of properties offered, customers and market and regulatory environment. The Group’s reportable operating segments are comprised of Henan Province, Shandong Province, Jiangsu Province, Sichuan Province, Anhui Province and Beijing, in the PRC; and the United States.

Each geographic operating segment is principally engaged in the construction and development of residential real estate units. The “other” category relates to investment holdings, property management services, installation of intercom systems, landscaping, engineering and management, real estate sale, purchase and lease activities. The accounting policies of the various segments are the same as those described in Note 2, “Summary of Significant Accounting Policies”.

The Group’s chief operating decision maker relies upon net sales, gross profit and net income when making decisions about allocating resources and assessing performance of the Group. Net sales for geographic segments are generally based on the location of the project development. Net income for each segment includes net sales to third parties, related cost of sales and operating expenses directly attributable to the segment.

No single customer accounted for more than 10% of net sales for the six months ended June 30, 2014 and 2015.

F-31

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2014 and 2015 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

Summary information by operating segment is as follows:

June 30, 2014	Henan	Shandong	Jiangsu	Sichuan	Beijing	Hainan	Hunan	Shanghai	United States	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$

Total revenue	127,620,049	80,310,766	71,503,628	789,913	99,372,775	-	-	-	2,915,331	10,723,161	393,235,623
Total cost of revenue	(99,259,210)	(56,066,989)	(54,122,532)	(901,164)	(69,835,739)	-	-	-	(2,782,212)	(7,640,349)	(290,608,195)
Gross profit	28,360,839	24,243,777	17,381,096	(111,251)	29,537,036	-	-	-	133,119	3,082,812	102,627,428
Operating income (loss)	3,408,233	21,024,762	11,480,016	(776,543)	18,266,587	(510,817)	(339,327)	(306,362)	(1,721,565)	(4,286,553)	46,238,431
Total assets	883,811,385	504,644,044	697,711,053	107,976,952	342,244,398	42,019,314	18,242,642	33,102,593	5,921,133	255,330,164	2,891,003,678

June 30, 2015	Henan	Shandong	Jiangsu	Sichuan	Beijing	Hainan	Hunan	Shanghai	United States	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$

Total revenue	83,113,266	78,101,128	115,802,906	15,535,284	89,953,394	5,671,045	13,023,364	27,724,031	1,530,000	11,329,287	441,783,705
Total cost of revenue	(56,018,083)	(64,723,711)	(89,946,525)	(13,983,733)	(58,326,674)	(3,506,459)	(11,554,758)	(24,720,534)	(1,243,112)	(8,835,361)	(332,858,950)
Gross profit	27,095,183	13,377,417	25,856,381	1,551,551	31,626,720	2,164,586	1,468,606	3,003,497	286,888	2,493,926	108,924,755
Operating income (loss)	10,010,016	8,595,252	19,942,825	(150,980)	17,884,321	(1,301,112)	(83,874)	1,483,101	(2,268,540)	(8,627,029)	45,483,980
Total assets	1,018,085,122	506,748,344	653,384,890	210,874,155	435,069,337	127,333,437	87,647,900	152,236,524	90,468,027	246,374,096	3,528,221,832

14. Commitments and contingencies

Commitments

Operating lease commitments

The Group leases certain of its office properties under non-cancellable operating lease arrangements. The terms of the leases do not contain rent escalation, or contingent rent, renewal, or purchase options. There are no restrictions placed upon the Group by entering into these leases.

As of June 30, 2015, the Group had the following operating lease obligations falling due:

Amount
US$
(Unaudited)
July 1, 2015 - June 30, 2016	5,203,828
July 1, 2016 - June 30, 2017	2,021,425
July 1, 2017 - June 30, 2018	1,190,191
July 1, 2018 - June 30, 2019	900,193
July 1, 2019 and thereafter	1,124,363

Total	10,440,000

F-32

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2014 and 2015 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

Capital lease commitments

The Group leases a corporate aircraft under a non-cancellable capital lease arrangement. The terms of the lease do not contain contingent rent clauses.

As of June 30, 2015, the Group had the following minimum lease payments (excluding the portion of the payments representing executory costs, including any profit thereon) falling due:

Amount
US$
(Unaudited)
July 1, 2015 - June 30, 2016	5,563,485
July 1, 2016 - June 30, 2017	5,563,485
July 1, 2017 - June 30, 2018	5,563,485
July 1, 2018 - June 30, 2019	5,563,485
July 1, 2019 and thereafter	11,126,971
Total minimum lease payments	33,380,911
Less interest	(8,492,416)
Capital lease obligations	24,888,495
Less current maturities of capital lease obligations	(3,256,159)
Long-term capital lease obligations	21,632,336

F-33

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2014 and 2015 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

Other commitments

As of June 30, 2015, the Group had outstanding commitments with respect to non-cancelable construction contracts for real estate development and land use rights purchases as follows:

Amount
US$
(Unaudited)
July 1, 2015 - June 30, 2016	228,104,930
July 1, 2016 - June 30, 2017	52,763,909
July 1, 2017 - June 30, 2018	2,634,110
July 1, 2018 - June 30, 2019	198,516
July 1, 2019 and thereafter	-

Total	283,701,465

Contingencies

As of June 30, 2015, the Group provided guarantees of US$1,304,383,684 (December 31, 2014: US$1,305,598,342), in favor of its customers in respect of mortgage loans granted by banks to such customers for their purchases of the Group’s properties where the underlying real estate ownership certificates can be provided to the banks only on a time delay manner due to administrative procedures in the PRC. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible for repaying the outstanding mortgage principal together with the accrued interest and penalty owed by the defaulted purchasers to the bank and the Group is entitled to take over the legal titles and possession of the related properties. The Group’s guarantee period starts from the date of grant of the relevant mortgage loan and ends upon issuance of the relevant real estate ownership certificate which will generally be available within six to twelve months after the purchaser takes possession of the relevant property.

The fair value of the guarantees is not significantly different than the net realizable value of the properties and management considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore no provision has been made for the guarantees.

In prior years, the Group has settled the LAT for three of its projects based on the deemed profit method, which was approved by the local tax bureau. Out of the three projects, one project was liquidated on April 6, 2012 and the statute of limitations of another project expired as of December 31, 2013. The statute of limitations of the remaining project expired on April 27, 2014. Based on the above, there is no longer a contingency related to the LAT of the three projects settled in the prior years as of June 30, 2015.

On May 30, 2014, the Modern City project developed by Henan Xinyuan Real Estate Co., Ltd., completed the LAT final settlement with the local tax bureau. The Company received a tax clearance certificate, which confirmed that the Company’s accrual under the deemed profit method was adequate and there were no additional tax adjustments assessed by the local tax bureau as of May 30, 2014. Based on the above, management performed a reassessment and concluded that the likelihood of the deemed profit method being overturned is only reasonably possible, and accordingly reversed the LAT liability accrued for the project amounting to US$16.2 million as of June 30, 2015. The Group’s estimate for the reasonably possible contingency related to the Modern City project amounted to US$16.2 million as of June 30, 2015.

15. Accumulated other comprehensive income

The movement of accumulated other comprehensive income is as follows:

Foreign currency translation adjustments

Balance as of December 31, 2014	104,557,008
Other comprehensive loss (unaudited)	267,938
Balance as of June 30, 2015	104,824,946

F-34

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2014 and 2015 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

16. Subsequent events

On July 1, 2015, under the 2007 Plan, the Company granted share options with service conditions to purchase up to 600,000 common shares to two employees, at an exercise price of US$1.71 per share.

On July 29, 2015, under 2015 Stock Option Plan, the Company granted share options with service conditions to purchase up to 81,600 common shares to one employee, at an exercise price of US$1.71 per share.

From July 1 to July 13, 2015, 785,698 common shares were repurchased at a total cost of US$1,192,871 by the trust administering the 2014 Restricted Stock Unit Plan.

From July 1 to July 15, 2015, the Group obtained debt borrowings through entrusted loans with an aggregate amount of approximately US$53.9 million, which are secured by the Group’s land use rights.

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